Faegre Drinker Biddle & Reath LLP

1177 Avenue of the Americas, 41st Floor

New York, New York 10036

Telephone: (212) 248-3140

Facsimile: (212) 248-3141

www.faegredrinker.com

November 17, 2025

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Aaron Brodsky

Re:	Constitution Capital Access Fund (the “Fund”)
Registration Statement on Form N-2
File Nos. 333-286895; 811- 23787

Dear Mr. Brodsky:

The following responds to the additional comments provided via telephone on August 28, 2025, in connection with the Securities and Exchange Commission staff’s (the “Staff”) review of a registration statement (the “Registration Statement”) filed by the Fund on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) and the Securities Act of 1933, as amended (the “Securities Act”), filed pursuant to Rule 486(b) under the Securities Act. The changes to the Fund’s disclosure discussed below will be reflected in a future supplement or amendment to the registration statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below, and the Fund’s responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

Cover Page

1.	Comment: With respect to the Staff’s previous Comment 1, please revise the disclosure on the cover page to more specifically and expressly state that the items covered by romanettes (i) through (iii) are private asset investments and that the investments covered by romanettes (iv) through (vi) are not private asset investments.

Response: The Fund will make the requested revision in the Revised Registration Statement.

2.	Comment: In connection with the Staff’s previous Comment 2, please more clearly describe in disclosure the phrase “other liquid investments” by clarifying the asset class of the investments rather than just the nature of the liquidity.

Response: The Fund will clarify this disclosure in the Revised Registration Statement as follows (deleted language is ~~struck through~~, new language is bolded):

“(v) other liquid investments ~~(i.e. strategies with a higher liquidity profile than direct investments or investments in funds, including listed private equity)~~, such as investments in publicly listed companies that pursue the business of private equity investing, including private equity investments that are publicly traded, listed funds of funds, alternative asset managers, holding companies, investment trusts, closed-end funds, financial institutions and other vehicles whose primary purpose is to invest in privately held companies ("Other Liquid Investments") ….”

3.	Comment: In connection with the Staff’s previous Comment 5 regarding the following disclosure “The Fund anticipates that it will take a longer period of time to allocate proceeds of its continuous offering to certain investments, principally certain Primary Investments, Secondary Investments and Direct Investments, due to the nature of those investments,” please disclose a specific length of time within which the Fund will invest in accordance with its strategy.

Response: The Fund’s portfolio is generally fully invested in accordance with its investment objective and strategies; however, the referenced disclosure is referring to the amount of time it may take to invest new proceeds received in each monthly subscription period, which timeline is dependent on the facts and circumstances surrounding a particular investment. Deployment of subscription proceeds is generally dependent on timing of capital calls from the Fund Investments and Direct Investments. Disclosure under the heading “Use of proceeds” explains why delays in investing the Fund’s assets may occur. The Fund will review disclosure to see if further clarification is necessary.

In connection with the SEC’s ADI 2025-16, please respond to the following comments:

4.	Comment: Please disclose all material risks and investment process due diligence practices conducted by the Adviser when evaluating private fund investment opportunities.

Response: The Fund directs the Staff to disclosure under the heading “Due diligence and selection of investments” beginning on page 21 of its prospectus.

5.	Comment: Please prominently disclose the liquidity terms of investments in private funds.

Response: The Fund directs the Staff to disclosure under the heading “Special risks pertaining to investments in Portfolio Funds – Portfolio Funds’ securities are generally illiquid” beginning on page 43 of its prospectus.

6.	Comment: Please disclose any associated risks that may arise with more volatile or speculative investments. For example, the Fund should disclose additional risks about the underlying private funds, including any conflicts of interest, and the liquidity or illiquidity of the Fund’s underlying investments.

Response: The Fund directs the Staff to disclosure under the headings “Risks of Investing in Private Assets” beginning on page 39 of its prospectus and “Special risks pertaining to investments in Portfolio Funds” beginning on page 42 of its prospectus.

7.	Comment: Please disclose that the underlying funds in which the Fund invests are not limited by the 1940 Act in how they invest their assets. For example, with regard to leverage and transactions with affiliates. Please also disclose that investments in underlying private funds may impact the strategies, risks and costs associated with the Fund itself. The Fund should also disclose that Shareholders may have limited information about the underlying private funds, including with respect to the underlying fund’s holdings, liquidity and valuation.

Response: The Fund directs the Staff to disclosure under the heading “Special risks pertaining to investments in Portfolio Funds” beginning on page 42 of its prospectus, including the following sub-sections: Investments in the Portfolio Funds generally; dependence on the portfolio Managers; Portfolio Funds not registered; Portfolio Fund operations not transparent; Portfolio Funds’ securities are generally illiquid; Valuation of the Fund’s interests in Fund investments; and Multiple levels of fees and expenses.

8.	Comment: Where appropriate, please disclose the risks around the jurisdiction of any underlying private funds. Please also disclose any duration limitations such as the possibility of limitations or suspensions of redemptions and the possibility of payment in kind distributions and how these terms may impact fees, performance and liquidity of the Fund.

Response: The Fund directs the Staff to disclosure under the heading “Investment related risks – Non-U.S. Investments Risk” beginning on page 36 of its prospectus and “Risks of Investing in Private Assets – In-Kind Distributions from Portfolio Funds” beginning on page 41 of its prospectus.

9.	Comment: Please disclose the risks around tax considerations when investing in private funds that produce non-qualifying income and how that may impact the Fund’s status as a regulated investment company (RIC).

Response: The Fund directs the Staff to disclosure under the heading “Taxation as a RIC” beginning on page 65 of its prospectus and “Failure to qualify as a RIC” on page 68 of its prospectus.

10.	Comment: Please disclose the types of fee structures associated with investments in underlying private funds, including performance related compensation and how those fees will affect the underlying fund’s performance. The Fund should also disclose the effect of the layering of fees on the Fund’s performance, including the effect of indirect fees of the underlying fund. The Fund should also disclose the effect of underlying private fund performance fees on the Fund’s performance, including the effect of paying performance fees for certain underlying funds with positive performance even though other underlying private funds or the net performance of the Fund itself may be negative.

Response: The Fund directs the Staff to disclosure under the heading “Special risks pertaining to investments in Portfolio Funds – Multiple levels of fees and expenses” beginning on page 45 of its prospectus.

11.	Comment: Please also discuss how certain underlying private funds may receive performance fees even if the overall performance of that fund is negative.

Response: The Fund directs the Staff to disclosure under the heading “Special risks pertaining to investments in Portfolio Funds – Multiple levels of fees and expenses” beginning on page 45 of its prospectus.

12.	Comment: Disclosure on page two of the Registration Statement references closed-end private funds managed by third-party managers as part of the definition of Portfolio Funds. Please define closed-end private funds in this context, and in particular, note if this is referring to funds relying on the exclusions under Section 3(c)(1) or 3(c)(7) of the 1940 Act, or if this is referencing 1940 Act only registered funds or some other category of funds.

Response: The closed-end private funds held by the Fund are typically private equity funds relying on the exclusions under Section 3(c)(1) or 3(c)(7) of the 1940 Act. The Fund will add the requested definition in the Revised Registration Statement.

13.	Comment: On page two of the Registration Statement, there is a reference to primary investments (i.e. commitments to new private equity or other private funds). Are the Fund’s primary investments limited to investments in private funds? If so, please clarify.

Response: The Fund’s primary investments are limited to investments in private funds. The Fund will clarify this in the Revised Registration Statement.

14.	Comment: On page two of the Registration Statement, it is noted that other liquid investments include “listed private equity.” Please explain supplementally what the Fund is referring to here and clarify the disclosure as appropriate.

Response: The Fund refers the Staff to the response to comment 2 above. The Fund supplementally notes that the term “listed private equity” refers to private equity investments that are publicly traded. As disclosed on page 20 of the Registration Statement, listed private equity investments gain access to underlying private assets through investments in listed entities that invest in private transactions or private funds or that earn fees and/or carried interest from such assets. The Fund will clarify this in disclosure in the Revised Registration Statement.

15.	Comment: On page 20 of the Registration Statement, disclosure lists a number of private equity investment types. Please disclose that the Fund will only value investments in private equity funds at NAV if permitted by applicable accounting standards.

Response: The Fund will add the requested disclosure in the Revised Registration Statement.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (212) 248-3298, or in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Joshua M. Lindauer
Joshua M. Lindauer

cc:	Joshua Deringer, Partner, Faegre Drinker